                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from January 1, 2001 to December 31, 2001

Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 001


              MERCK & CO., INC. EMPLOYEE SAVINGS AND SECURITY PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Merck & Co., Inc. Employee Savings and Security Plan
Employer Identification Number:  22-1109110
Plan Number:  001



                                      INDEX

                                                                                        Page
                                                                                        ----
REPORT OF INDEPENDENT ACCOUNTANTS                                                       1

REPORT OF PRIOR YEAR'S INDEPENDENT ACCOUNTANTS                                          2

FINANCIAL STATEMENTS
         Statements of Net Assets Available for Benefits as of December 31, 2001
           and 2000                                                                      3
         Statement of Changes in Net Assets Available for Benefits for the
           Year Ended December 31, 2001                                                  4

NOTES TO FINANCIAL STATEMENTS                                                           5-8

SUPPLEMENTAL SCHEDULE*
         H - Line 4i - Schedule of Assets (Held at End of Year)                          9

SIGNATURE                                                                               10

CONSENT OF INDEPENDENT ACCOUNTANTS                                                      11


*Other schedules required by Section 2520.103-8 and are omitted because they are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Merck & Co., Inc.:


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck & Co., Inc. Employee Savings and Security Plan (the "Plan") as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



PricewaterhouseCoopers LLP
Florham Park, NJ
June 14, 2002

     THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR
         ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Merck & Co., Inc.:


We have audited the accompanying statement of net assets available for benefits of the Merck & Co., Inc. Employee Savings and Security Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          ARTHUR ANDERSEN LLP



New York, New York
May 18, 2001

                                MERCK & CO., INC.


                       EMPLOYEE SAVINGS AND SECURITY PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                             DECEMBER 31,        DECEMBER 31,
                                                 2001                2000
                                            --------------      --------------
Assets
   Investment in the Master Trust           $2,631,042,137      $3,436,344,296
   Participant loans at contract value          37,605,117          38,104,067
                                            --------------      --------------
     Total investments                       2,668,647,254       3,474,448,363
                                            --------------      --------------
   Receivables:
     Employer's contribution                       132,484           4,426,278
     Participants' contributions                   282,035          10,250,559
                                            --------------      --------------
       Total receivables                           414,519          14,676,837
                                            --------------      --------------
Net assets available for benefits           $2,669,061,773      $3,489,125,200
                                            ==============      ==============


  The accompanying notes to financial statements are an integral part of these financial statements.

                                MERCK & CO., INC.


                       EMPLOYEE SAVINGS AND SECURITY PLAN



            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                YEAR ENDED
                                             DECEMBER 31, 2001
                                             -----------------
Additions to net assets attributed to
  Contributions to the Plan
     By participants                          $   171,874,574
     By employer                                   65,587,677
                                              ---------------
       Total contributions                        237,462,251
  Transfers in                                      4,889,139
                                              ---------------
       Total additions                            242,351,390
                                              ---------------
Deductions from net assets attributed to
  Investment loss from the Master Trust          (903,112,487)
                                              ---------------
  Benefits paid to participants                  (160,785,123)
  Transfers out                                      (247,898)
  Administration fees                                 (11,665)
                                              ---------------
     Total deductions                          (1,064,157,173)
Net reallocations                                   1,742,356
                                              ---------------
     Net decrease and reallocations              (820,063,427)
Net assets available for benefits
  Beginning of year                             3,489,125,200
                                              ---------------
  End of year                                 $ 2,669,061,773
                                              ===============


  The accompanying notes to financial statements are an integral part of these financial statements.

                                MERCK & CO., INC.

                       EMPLOYEE SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF PLAN:

     The following description of the Merck & Co., Inc. Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

     The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the "Company" or "Merck") as well as a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of the Company and of certain wholly-owned subsidiaries as defined by the Plan document who were not covered by a collective bargaining agreement are eligible to enroll in the Plan as of the first day of the third month following their date of hire.

     The Plan is administered by a management committee appointed by the Chief Executive Officer of the Company.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

     The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Stock Purchase & Savings Plan and the Merck-Medco Managed Care 401(k) Savings Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participant's account balance within each plan. Investment income and administrative expenses for each fund is allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

     Participants may contribute from 2% up to 18% of their base pay. Effective February 1, 2001, employees earning less than $85,000 were allowed to contribute a maximum of 18% of base pay. Employees earning $85,000 or more are limited to maximum contributions of 15% of base pay. In addition, the Company matches 75% of employee contributions up to 6% of base pay per pay period. Company matching contributions are invested according to the following age parameters:

     Under age 50 -- 50% of Company matching contributions is invested in the Merck Common Stock Fund (non-participant directed) and 50% is invested in the funds to which the participant is currently contributing (participant directed).

     Age 50 and above -- Participants have the option to invest all Company matching contributions in any of the available fund options (participant directed).

     Participants direct the investment of their contributions into any investment option available under the Plan, including Merck Common Stock (participant directed). During 2001, the Plan offered 21 mutual funds and the Merck Common Stock Fund. Effective January 1, 2002, the Plan offers 20 mutual funds and the Merck Common Stock Fund.

Participant Accounts

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings. The allocation is based on participants' account balances, as defined in the Plan document.

Vesting

     Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans

     Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance.

Payment of Benefits

     In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

     The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

     Valuation of investments of the Plan represents the Plan's allocable portion of the Master Trust. Participant loans are valued at cost which approximates fair value.

     Investsment loss from the Master Trust includes interest, dividends and net appreciation (depreciation) in market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

Contributions

     Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Payment of Benefits

     Benefits are recorded when paid.

Expenses

     The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.

Risks and Uncertainties

     The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Reclassifications

     Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3. NON-PARTICIPANT-DIRECTED INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                         DECEMBER 31,      DECEMBER 31,
                                             2001              2000
                                         ------------      ------------
Net Assets:
  Investment in Master Trust             $260,129,764      $481,799,470
                                         ============      ============

                                                            YEAR ENDED
                                                         DECEMBER 31, 2001
                                                         -----------------
Changes in Net Assets
  Contributions                                            $  26,502,597
  Investment loss from Master Trust                          (87,013,922)
  Benefits paid to participants                               (4,324,975)
  Transfers to participant directed
    investments and other Plans                             (156,833,406)
                                                           -------------
                                                           ($221,669,706)
                                                           =============

4. RELATED-PARTY TRANSACTIONS:

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TAX STATUS:

     The Plan obtained a tax determination letter from the Internal Revenue Service dated September 18, 1995 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the IRC. Therefore, no provision for income taxes has been made.

7. OTHER MATTERS:

     Transfers in 2001 consist of transfers of $4,038,727 between the Plan and the Merck & Co., Inc. Employee Stock Purchase and Savings Plan for Employees who changed their union status during the year, $672,666 for employee who transferred in from the Merck-Medco Managed Care 401(k) Savings Plan during the year, miscellaneous net transfers out of $70,152 and $1,742,356 for employees who transferred into the Plan from Rosetta Inpharmatics, Inc., which was acquired by July 2001.

8. MASTER TRUST:

     The Plan has an 81% and 80% interest in the Master Trust at December 31, 2001 and December 31, 2000, respectively. The net assets of the Master Trust are as follows:

                                    DECEMBER 31,        DECEMBER 31,
                                        2001                2000
                                   --------------      --------------
Mutual Funds                       $1,546,205,918      $1,627,405,642
Merck Common Stock                  1,713,814,350       2,634,410,443
Accrued interest and dividend          10,068,775           9,724,243
                                   --------------      --------------
                                   $3,270,089,043      $4,271,540,328
                                   ==============      ==============

     Changes in net assets for the year ended December 31, 2001 for the Master Trust are as follows:

Additions to net assets
  Contributions
     Participant                                 $   244,101,401
     Employer                                         93,834,651
                                                 ---------------
       Total contributions                           337,936,052
                                                 ---------------
  Transfers in                                         4,942,101
  Loan repayments                                     22,552,254
                                                 ---------------
         Total additions                             365,430,407
                                                 ---------------
Deductions from net assets
  Investment income (loss)
     Interest and dividends                           72,082,797
     Net depreciation in mutual funds               (228,109,762)
     Net depreciation in Merck Common Stock         (984,571,805)
                                                 ---------------
       Total investment income (loss)             (1,140,598,770)
                                                 ---------------
  Benefits paid                                     (196,846,563)
  Transfers out                                       (4,942,100)
  Loan issuance                                      (26,175,550)
  Administrative fees                                    (35,784)
                                                 ---------------
       Total deductions                           (1,368,598,767)
                                                 ---------------
Net reallocations                                      1,717,075
         Net decrease and reallocations           (1,001,451,285)
                                                 ---------------
Net assets available for benefits
  Beginning of year                                4,271,540,328
                                                 ---------------
  End of year                                    $ 3,270,089,043
                                                 ===============

                                                                 SCHEDULE H
                                                                 EIN: 22-1109110
                                                                 PLAN NO.: 001


                                MERCK & CO., INC.

                       EMPLOYEE SAVINGS AND SECURITY PLAN

               LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2001


                                                        (c) DESCRIPTION OF INVESTMENT INCLUDING
                 (b) IDENTITY OF ISSUE, BORROWER,     MATURITY DATE, RATE OF INTEREST, COLLATERAL,                    (e) CURRENT
     (a)              LESSOR OR SIMILAR PARTY                     PAR OR MATURITY VALUE                (d) COST           VALUE
------------   ------------------------------------   -------------------------------------------   ---------------  --------------
     *         Merck & Co., Inc. Employee Savings &
               Security Plan and the Merck & Co.,
               Inc. Employee Stock Purchase &
               Savings Plan Trust                     Master Trust                                         **        $2,631,042,137


     *         Participants' Loans                    Interest rates ranging from 6.5% to 10.5%
                                                      and with maturities through 2031                                   37,605,117
                                                                                                                     --------------
                                                      Total                                                          $2,668,647,254
                                                                                                                     ==============


----------
*    Denotes a party-in-interest to the Plan.
**   Cost is not required for participant directed investments.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Savings and Security Plan by the undersigned thereunto duly authorized.



                                   Merck & Co., Inc., as plan administrator


                                   By: /s/ Caroline Dorsa
                                       ----------------------------------------
                                       Caroline Dorsa
                                       Vice President & Treasurer




June 27, 2002

                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-21087, 33-21088, 33-36101, 33-40177, 33-51235,
33-53463, 33-64273, 33-64665, 333-23293, 333-23295, 333-91769, 333-30526,
333-31762, 333-40282, 333-52264, 333-53246, 333-56696, 333-72206 and 333-65796),
on Forms S-4 (Nos. 33-50667 and 33-61982) and on Forms S-3 (Nos. 33-60322,
33-39349, 33-51785, 33-57421, 333-17045, 333-36383, 333-77569, and 333-72546) of
Merck & Co., Inc. of our report dated June 14, 2002 relating to the financial statements of Merck & Co., Inc. Employee Savings and Security Plan as of December 31, 2001 and for the year then ended, which appears in this Form 11-K.





PricewaterhouseCoopers LLP

Florham Park, NJ
June 14, 2002